UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
File No. 812-

In the matter of: SSgA Funds Management, Inc., SPDR® Series Trust, SPDR Index Shares Funds, SSgA Master Trust and SSgA Active ETF Trust	Application for an Order under Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act” or “Act”), for an exemption from Section 15(a) of the Act, Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms.

All communications and orders to:	with copies to:

Lance C. Dial, Esq.	W. John McGuire, Esq.
State Street Global Advisors	Morgan, Lewis & Bockius LLP
One Lincoln Street	1111 Pennsylvania Avenue, NW
Boston, Massachusetts 02111	Washington, DC 20004

Ryan M. Louvar, Esq.
State Street Bank and Trust Company
One Lincoln Street/CPH0326
Boston, Massachusetts 02111
Page 1 of 27 sequentially numbered pages (including attachments)
As filed with the Securities and Exchange Commission on September 16, 2011

I. THE PROPOSAL
     SSgA Funds Management, Inc. (“SSgA FM” or “Adviser”) and SPDR Series Trust, SPDR Index Shares Funds, SSgA Master Trust and SSgA Active ETF Trust (each a “Trust” and together the “Trusts” and together with SSgA FM, the “Applicants”) hereby apply for an order (“Order”) from the United States Securities and Exchange Commission (“SEC” or “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) on behalf of: (i) the Trusts and all existing and future series of the Trusts (“Funds”); (ii) any other existing or future registered open-end management investment companies or series thereof that (a) are advised by the Adviser or an entity controlling, controlled by or under common control with Adviser or its successors1 (each such entity included in the term “Adviser”), (b) are registered under the 1940 Act, (c) use the “Manager of Managers Structure” (as described in this Application and defined below), and (d) comply with the terms and conditions contained in this Application (included in the terms “Trusts” and “Funds”, as applicable); and (iii) any Adviser.2
     Applicants request an order exempting Applicants from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the applicable Trust (the “Board”),3 including a majority of those persons who are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain unaffiliated investment sub-advisers (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”)4 to manage all or a portion of the assets of any of the Funds pursuant to an investment sub-advisory agreement with the Sub-Adviser (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers (sometimes referred to herein as the “Manager of Managers Relief”). Applicants also request an order exempting each Fund from certain disclosure obligations under the following rules and forms: (1) Item 19(a)(3) of Form N-lA; (2) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (3)

[1]	For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

[3]	The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different.

[4]	The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of a Fund or the Adviser other than by reason of serving as Sub-Adviser to a Fund (an “Affiliated Sub-Adviser”).

Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b), and (c) of Regulation S-X (sometimes referred to herein as the “Fee Disclosure Relief”).
     Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Funds the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of a Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under a management approach that utilizes one or more Sub-Advisers (the “Manager of Managers Structure”), the Adviser will evaluate and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.
     For the reasons discussed below, Applicants submit that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act. Applicants believe that without this relief, the Trusts may be: (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements; or (ii) subject to the delays and additional expenses of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the Board.
II. BACKGROUND
    A. The Trusts and the Funds
     The Trusts are registered or expected to be registered under the 1940 Act as open-end management investment companies and organized as business trusts under the laws of the Commonwealth of Massachusetts. Each Trust is or will be organized as a series fund with multiple separate Funds, certain of which are currently offered and sold pursuant to a registration statement on Form N-1A (“Registration Statement”).5

[5]	Currently, fifty-five (55) of SPDR Series Trust’s series are operational and thirty-three (33) of SPDR Index Shares Funds’ series are operational. SSgA Active ETF Trust has filed a Registration Statement with the Commission to register initial series and it is anticipated that SSgA Master Trust will file a Registration Statement to register initial series prior to the commencement of operations of the series of SSgA Active ETF Trust, since certain series of SSgA Active Trust will be part of a “master-feeder” structure as “feeder funds” investing in corresponding “master funds” (each, a “Master Fund”) that are series of SSgA Master Trust (“Master–Feeder Structure”). The Trusts may offer additional series in the future.

    B. SSgA Funds Management, Inc.
     SSgA FM currently serves as investment adviser to the Funds pursuant to a separate investment advisory agreement with each Trust, with respect to each underlying Fund (each, an “Investment Advisory Agreement” and together, the “Investment Advisory Agreements”). SSgA FM is a Massachusetts corporation, with its principal office located in Boston, Massachusetts. The Adviser is a wholly-owned subsidiary of State Street Corporation. The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (“Advisers Act”).
     Pursuant to the terms of each Investment Advisory Agreement, SSgA FM, subject to oversight of the Board, manages the investment operations and determines the composition of the portfolio of each Fund, including the purchase, retention and disposition of the securities and other instruments held by the Fund, and the portion, if any, of the assets of the Fund to be held uninvested, in accordance with such Fund’s investment objective and policies as stated in the then current prospectus and Statement of Additional Information (“SAI”) for such Fund contained in the Trust’s Registration Statement, as such prospectus and SAI are amended or supplemented from time to time. In addition, pursuant to each Investment Advisory Agreement, the Adviser is authorized, subject to approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law) to engage one or more Sub-Advisers for the performance of any of the services contemplated to be rendered by the Adviser to any Fund under the applicable Investment Advisory Agreement.
     In return for the services that it provides to each Fund, SSgA FM receives a fee from each Fund, computed as a percentage of the Fund’s average daily net assets (“Advisory Fee”).6 The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement was approved by the Board, including a majority of the Independent Trustees, and was approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Investment Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants

[6]	With respect to each Fund currently offered, the Adviser has agreed to pay all of the expenses of each Fund except for the advisory fee, amounts payable pursuant to any plan adopted in accordance with Rule 12b-1, brokerage expenses, taxes, interest, fees and expenses of the Independent Trustees (including any Trustee’s counsel fees), litigation expenses and other extraordinary expenses. In addition, the Adviser has agreed to a contractual expense limitation for certain Funds as described in the applicable Registration Statement.

are not seeking any exemptions from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.
C. The Sub-Advisers and the Manager of Managers Structure
     Pursuant to its authority under an applicable Investment Advisory Agreement, the Adviser has entered into Sub-Advisory Agreements with Sub-Advisers7 to provide investment advisory services to certain Funds, and may, in the future, enter into Sub-Advisory Agreements with the same Sub-Advisers or other Sub-Advisers for one or more of the Funds.8 Currently, Nuveen Asset Management LLC and GSO/Blackstone Debt Funds Management LLC serve as Sub-Adviser to certain Funds.9 Each Sub-Adviser employed by the Adviser is or will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Sub-Adviser serves, and each Sub-Adviser is or will be registered as an investment adviser under the Advisers Act.
     The Adviser will select additional Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Sub-Advisory Agreements, including the Sub-Advisory fees, with the Sub-Advisers, and will make recommendations to the Board as needed. Although the Adviser may recommend, from time to time, that the services of a Sub-Adviser be terminated, the Adviser, in general, currently does not expect to make frequent changes in Sub-Advisers.
     With respect to Funds utilizing the Manager of Managers Structure, subject to the approval of this Application, and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Sub-Advisers — will be vested in the Adviser, subject to

[7]	Each existing Sub-Advisory Agreement (i) was approved by the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund in accordance with Sections 15(a) and 15(c) of the Act and Rule 18f-2 thereunder; (ii) complies fully with the requirements of Section 15(a) of the Act, including by precisely describing the compensation that the Sub-Adviser will receive for providing services to the relevant Fund, providing that it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c), that it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Fund on sixty days written notice to the Sub-Adviser, and that it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the Act.

[8]	It is expected that the number of Funds utilizing a Sub-Adviser and the number of Sub-Advisers utilized by a particular Fund could change over time.

[9]	The Fund for which GSO/Blackstone Debt Funds Management LLC has been engaged to serve as Sub-Adviser has not commenced operations. In addition, the Adviser has entered into Sub-Advisory Agreements with Affiliated Sub-Advisers with respect to certain other Funds, although as noted previously herein, the requested relief set forth in this Application will not extend to any Affiliated Sub-Adviser.

general oversight and approval by the Board. Thus, the Adviser will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select, and recommend to the Board Sub-Advisers needed to manage all or part of the assets within the Funds; (iii) monitor and evaluate each Sub-Adviser’s investment program and results as well as the performance of Sub-Advisers relative to the applicable benchmark indices; and (iv) review each Fund’s compliance with its investment objective, policies and restrictions. The Adviser will also recommend to the Board whether Sub-Advisory Agreements should be renewed, modified or terminated.
     Each Sub-Adviser is and will be responsible, subject to the general supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the portion of the applicable Fund allocated to such Sub-Adviser. Neither the Adviser nor the Board evaluates the investment merits of each individual investment decision made by a Sub-Adviser on behalf of a Fund. With the Board’s approval, the Adviser may terminate any Sub-Advisory Agreement and, pursuant to the Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.
     The Adviser, under the Investment Advisory Agreements and Sub-Advisory Agreements, may employ multiple Sub-Advisers for the Funds. In such cases, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Sub-Advisers. The Adviser will be responsible for managing any portion of a Fund’s assets not allocated to a Sub-Adviser. Each Sub-Adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will seek to achieve each Fund’s objective utilizing the Manager of Managers Structure by selecting one or more Sub-Advisers who have particular skill and experience in managing that type of Fund.
     Under the Manager of Managers Structure, Sub-Adviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant index or underperforms over time, or if the Adviser has other concerns about a Fund or its Sub-Adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-Adviser or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-Adviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Sub-Advisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, effected on a timely basis should a Sub-Adviser change be warranted.
     Absent exemptive relief, however, replacing a Sub-Adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
     The Sub-Advisory Agreement with each Sub-Adviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.10 The prospectus for each sub-advised Fund whose shareholders have approved the Manager of Managers Structure contains, or will contain, the disclosure required by condition 2 set out in Section IV below at all times subsequent to such approval.
     For investment advisory services provided to the Funds, each Sub-Adviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Sub-Adviser will bear its own expenses of providing Sub-Advisory services to the applicable Fund. Neither the Trust nor any Fund will be responsible for paying Sub-Advisory fees to any Sub-Adviser. The Adviser will compensate the Sub-Adviser(s) for a Fund out of the fee paid to the Adviser under that Fund’s Investment Advisory Agreement.
D. The Requested Relief
     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of and to make material changes in Sub-Advisory Agreements with, Sub-Advisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in a Sub-Advisory Agreement are made, but approval by shareholders of the affected Fund will not be sought or obtained.11

[10]	Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.

[11]	The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

     If the requested order is granted, each Sub-Advisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by the Adviser to the Sub-Adviser thereunder; (ii) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder; (iii) it will provide, in substance, for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the affected Fund on not more than sixty days’ written notice to the Sub-Adviser; and (iv) it will provide, in substance, for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
     The Funds offer shares, and with respect to the new Funds offered in the future (except Funds of the SSgA Master Trust), will offer shares, pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Funds.12 The prospectus contains information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of the Sub-Adviser(s) and the services provided. In addition, each Fund utilizing the Manager of Managers Structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Sub-Advisers and to recommend their hiring, termination and replacement.
     Each Fund utilizing the Manager of Managers Structure will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (i) the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-Adviser(s), and their agreements with respect to the Trust; and (ii) that new Sub-Advisers can be employed without shareholder approval. In addition, a Fund will be required to obtain shareholder approval prior to its first use of a new Sub-Adviser.
III. APPLICABLE LAW AND DISCUSSION
     A. Shareholder Voting
          1. Applicable Law

[12]	Funds of the SSgA Master Trust will be registered under the 1940 Act only.

     Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract... which has been approved by the vote of a majority of the outstanding voting securities of such registered company.”
     Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) states that any investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
     Section 2(a)(20) of the 1940 Act, in relevant part, defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreements.
     These provisions, taken together, would require the shareholders of a Fund to approve any new Sub-Advisory Agreement or material amendment to an existing Sub-Advisory Agreement.
     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     For the reasons set forth below, and subject to the conditions set forth in Section IV below, Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act, in each case to the extent necessary to permit each Adviser and each Fund, subject to the approval of the applicable Board, including a majority of the Independent Trustees, and without approval by the vote of a majority of the outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act) of the Fund, to: (i) select new or additional Sub-Advisers for the Fund; (ii) enter into and materially modify existing Sub-Advisory Agreements; and (iii) terminate and replace Sub-Advisers.
          2. Discussion
               a. Necessary or Appropriate in the Public Interest
     Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the Manager of Managers Structure will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the Manager of Managers Structure, the Adviser will use one or more Sub-Advisers, and the Adviser typically will not make the day-to-day investment decisions. Instead, the Adviser establishes an investment program for a Fund and selects, supervises and evaluates the Sub-Advisers who make the day-to-day investment decisions for the respective Fund.13 This is a service that the Adviser believes can add value to the investments of the applicable Funds’ shareholders because the Adviser will be able to select those Sub-Advisers that have distinguished themselves through successful performance in the market sectors in which the respective Fund will invest.
     From the perspective of the shareholder, the role of the Sub-Advisers with respect to the Funds utilizing the Manager of Managers Structure is substantially equivalent to the role of the individual portfolio managers employed by traditional investment company advisory firms. Both the portfolio managers and the Sub-Advisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to that Fund or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance, and will expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the investment objective of a Fund utilizing the Manager of Managers Structure. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the

[13]	While the Adviser typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Adviser may do so under the terms of the Investment Advisory Agreement.

Adviser will compensate each Sub-Adviser out of the advisory fees that the Adviser will receive from a relevant Fund. Under the traditional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation. There is no compelling policy reason why the Funds’ shareholders should be required to approve a Sub-Adviser’s relationships with each applicable Fund utilizing the Manager of Managers Structure when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.
     In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention with respect to a Fund or the Trust on behalf of one or more of the Funds, shareholders of that Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect (e.g., an increase in the sub-advisory fee), shareholders of the affected Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Fund would be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires the affected Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Fund and its shareholders.
     Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Sub-Advisers) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Neither the Trusts nor the Funds are required to hold an annual shareholder meeting. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorums), the Funds will be able to act more quickly and with less expense to replace Sub-Advisers when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Sub-Adviser that would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events beyond the control of the Adviser, the Trusts and the Funds — the affected Fund may be forced to operate without a Sub-Adviser or with less than the optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operations of a Fund.
     Applicants recognize that this Application is unusual insofar as it seeks exemptions for open-end investment companies, the shares of which are traded on a national securities exchange, as defined in Section 2(a)(26) of the Act (“Exchange”) (“ETFs”) to use a Manager of Managers Structure (“Manager of Manager Exemptions”). Applicants acknowledge that, in the past, the Commission has granted Manager of Managers Exemptions almost exclusively to registered open-end funds that operated as traditional mutual funds.14 However, Applicants note that the requested relief is substantially identical to relief recently granted by the Commission to other ETFs.15 Applicants believe that the requested relief is equally appropriate for ETFs as for mutual funds, and that the operations of the Funds under the requested order address the concerns historically considered by the Commission when granting identical relief to mutual funds. Applicants note that the requested relief is not broader in scope than the relief previously granted to mutual funds. Applicants understand that these prior Manager of Managers Exemptions were based in part on the notion that shareholders of the mutual funds obtaining such exemptions could “vote with their feet” by redeeming their individual shares at net asset value (“NAV”) if they did not approve of a change in Sub-Adviser or Sub-Advisory agreement.
     As discussed in applications for the ETF orders (“ETF Applications”)16, the Funds that are ETFs do not issue individually redeemable shares; accordingly, Fund shareholders — unlike traditional mutual fund shareholders — can not tender individual ETF shares to the Funds for redemption at NAV. Instead, as described in the ETF

[14]	See, Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Rel. Nos. 29445 (Sep. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (recent example of multi-manager relief for traditional open-end management investment company); and Liberty All-Star Equity Fund, et al., Investment Company Act Rel. Nos. 27741 (Feb. 27, 2007) (notice) and 27769 (Mar. 27, 2007) (order) (example of unique multi-manager relief for exchange-listed closed-end fund).

[15]	See, WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sep. 8, 2010) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sep. 14, 2009) (notice) and 28944 (Oct. 8, 2009) (order).

[16]	The Funds of SPDR Series Trust, SPDR Index Shares Funds and SSgA Active ETF Trust are commonly referred to as exchange traded funds or ETFs, and operate (or, in the case of SSgA Active ETF Trust, upon commencement of operations will operate) pursuant to exemptive orders previously granted by the Commission. State Street Bank and Trust Company, et al., Investment Company Act Release Nos. 24631 (Sep. 1, 2000) (notice) and 24666 (Sep. 24, 2000) (order), superseding The Select Sector SPDR Trust, Investment Company Act Release Nos. 23492 (Oct. 20, 1998 (notice) and 23534 (Nov. 13, 1998) (order), as amended by SSgA Funds Management, Inc. et. al., Investment Company Act Release Nos. 27511 (Oct. 7, 2006) (notice) and 27543 (Nov. 1, 2006) (order); SSgA Funds Management, Inc. et. al., Investment Company Act Release Nos. 27809 (Apr. 30, 2007) (notice) and 27839 (May 25, 2007) (order); SSgA Funds Management, Inc. et. al., Investment Company Act Release Nos. 29499 (Nov. 17, 2010) (notice) and 29524 (Dec. 13, 2010) (order) (“ETF Orders”). It is not currently anticipated that Funds of SSgA Master Trust, operating as “master funds” in a Master-Feeder Structure, will operate as ETFs or that their shares will trade on an Exchange.

Applications, Fund shareholders are generally able to redeem Fund shares (“Shares”) at NAV only in large aggregations of Shares (“Creation Units”) and, therefore, only shareholders with the financial wherewithal to accumulate such Creation Unit(s) are able to “vote with their feet” by tendering Shares to a Fund for redemption at NAV. Due to the arbitrage mechanism that has been implemented for each Fund, however, which is described in the ETF Applications, every Fund shareholder effectively retains the right to “vote with their feet” because every Fund shareholder is able to sell individual Shares in the secondary market at negotiated prices that usually closely track the relevant Fund’s NAV.
     Applicants are confident that each Fund’s arbitrage mechanism will continue to work to keep the market price of Shares tracking their NAV because each Fund’s portfolio is transparent. As represented in the ETF Applications, a Trust will make available on each business day (“Business Day”) before commencement of trading on the Exchange, either via its or the Adviser’s website (“Website”)17 or through other channels in accordance with the ETF Applications, the identities and quantities of securities in the purchase and redemption baskets, which are representative of the Fund’s portfolio (with respect to passively managed ETFs) or the identities and quantities of the securities and other assets held by each Fund, or its respective Master Fund18, that will form the basis of each Fund’s NAV at the end of such Business Day (with respect to actively managed ETFs). The Commission itself has acknowledged that such portfolio transparency facilitates arbitrage in ETF shares19, and Applicants believe that efficient arbitrage will continue to minimize the premium or discount to NAV at which Shares trade in the secondary market.20
     Because of the efficiency with which the Funds’ arbitrage mechanism continues to operate, Applicants do not believe that a change of Sub-Adviser(s) would affect the market price of Shares. Applicants understand that there might be a concern that market sentiment regarding an incoming and/or outgoing Sub-Adviser could affect the

[17]	The term “Website” also includes any separate website of a Fund that is being used to fulfill the same functions as the Trust’s or the Adviser’s website.

[18]	For a Fund that is a feeder fund as part of the Master-Feeder Structure, the Fund will disclose information about the securities and other assets held by the Master Fund.

[19]	See ETF Rule Proposal; SEC Concept Release: Actively Managed Exchange-Traded Funds, ICA Release No. 25258 (Nov. 8, 2001). To date the Commission has granted exemptive relief to permit the operation of ETFs whose structures have enabled efficient arbitrage in recognition of the fact that efficient arbitrage minimizes the premium and/or discount to NAV at which their shares will trade in the secondary market. See Transcript of the Open Meeting of the Commission on Exchange-Traded Funds (Mar. 4, 2008).

[20]	By way of example, for the twelve months ended March 31, 2011, the maximum deviation between the bid/offer midpoint and NAV for the domestic equity Funds of SPDR Series Trust was less than 50 bps approximately 99% of such Funds’ Business Days. See, e.g., www.spdrs.com.

market price — though not the NAV — of a Fund’s Shares.21 However, Applicants believe this concern is misplaced. The daily NAV and market price are based on the value of a Fund’s portfolio holdings; not sentiments about potential future value. Applicants believe, however, that such market sentiment, if it exists, would not affect the market price for Shares in any lasting or meaningful way, because any deviation in the market price from NAV would immediately create transparent arbitrage opportunities for investors, permitting them, when a Fund’s per Share NAV is less than market price, to purchase Creation Units of Shares and sell them on the open market for a profit or, when a Fund’s per Share NAV is greater than market price, to redeem Creation Units of Shares for a profit.
     Furthermore, the functioning of existing index based and actively managed ETFs suggests that any change by a Fund of Sub-Advisers should not negatively impact the arbitrage mechanism or otherwise lead to a permanent disparity between a Fund’s NAV and the market price of its Shares. In this regard, Applicants believe that it is appropriate for the Commission to consider existing ETFs for which portfolio managers play the same role as Sub-Advisers do for the Funds. Currently, investors may purchase shares of an ETF, particularly an actively managed ETF, out of a belief in the ETF’s portfolio manager (just as investors may purchase Fund Shares out of a belief in a Sub-Adviser) and may decide to sell those shares if the portfolio manager (or Sub-Adviser) discontinues managing the portfolio. Nevertheless, the SEC’s orders for actively managed ETFs do not preclude an ETF’s investment adviser from terminating a portfolio manager due to concerns that such a change of portfolio manager would disrupt the arbitrage mechanism and cause secondary market transactions to occur at a price that materially deviates from NAV. Indeed, such an ETF’s investment adviser can terminate a portfolio manager and merely provide shareholders with notice of such change in a supplement to the ETF’s prospectus. In this respect the SEC’s actively managed ETF orders suggest, and indicate that the SEC has concluded, that termination of a portfolio manager by an ETF’s investment adviser would not meaningfully harm the arbitrage mechanism and, as a result, retail investors and others who transact in Shares on the secondary market should be able to transact at a market price that closely tracks the relevant Fund’s NAV. With respect to index based ETFs, Applicants believe that investors place even less importance on the portfolio manager or sub-adviser, and would not expect any disruption resulting from a change of sub-adviser. For the same reasons and based on the same analysis, the SEC can and should also conclude

[21]	Because an ETF’s NAV, like a traditional mutual fund’s NAV, is based purely on its portfolio holdings, a change of Sub-Adviser(s) should not affect the NAV of affected Funds operating as ETFs.

here that the Manager of Managers Exemption requested would not harm the ETF arbitrage mechanism and is appropriate under Section 6(c).
          b. Consistent with the Protection of Investors
     Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. In addition, the Manager of Managers Structure will not be implemented with respect to any Fund unless the initial Sub-Advisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Sub-Advisers. Within this structure, the Adviser is in a better position to make an informed selection of a Sub-Adviser than are individual shareholders.
     In evaluating the services that a Sub-Adviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following: (i) the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund; (ii) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-Adviser to attract and retain capable personnel; (iii) reports setting forth the financial condition and stability of the Sub-Adviser; and (iv) reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-Adviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.
     In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) conduct an interview of the Sub-Adviser.

     In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Fund for which the Sub-Adviser will provide portfolio management services. Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or may have the Fund compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of sub-advisory fees it has paid to the Sub-Adviser. Thus, the Sub-Adviser’s fee would directly bear on the amount and reasonableness of the Adviser’s fee payable by the Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following: (i) a description of the proposed method of computing the fees; (ii) comparisons of the proposed Sub-Advisory fees with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and (iii) data with respect to the projected expense ratios of each applicable Fund and comparisons with similar funds.
     If the relief is granted, shareholders of each Fund utilizing the Manager of Managers Structure will receive adequate information about the Sub-Advisers. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.
     Applicants include a standard condition in this Application that each Fund will disclose in its prospectus the existence, substance and effect of the requested order. Each Fund that is an ETF believes that shareholders who purchase its Shares in the secondary market receive a prospectus and that prospectus delivery obligations are satisfied by relying on the same mechanisms, which are currently used by the Funds, traditional open-end funds that are not directly sold, and by other ETFs, and which are implicitly accepted by the SEC, to deliver disclosure documents to secondary market purchasers.22 In this regard, among other things, Applicants will make each Fund’s prospectus (and/or summary prospectus) and SAI available on the Exchange where Shares are traded, thereby satisfying their prospectus delivery obligation to any Exchange member in connection with a transaction on the Exchange.23 To the extent that the Exchange member to whom the Fund will effectively deliver a prospectus in connection with a sale on the Exchange is not the beneficial owner of the Shares purchased, the obligation to deliver

[22]	Applicants also post each Fund’s prospectus on the Website.

[23]	Rule 153 under the 1933 Act. Applicants note that prospectus delivery will not be required in certain instances, including in connection with unsolicited brokers’ transactions and purchases of Shares by an investor who has previously received a prospectus (unless such prospectus has been updated or supplemented in the interim).

a prospectus to such beneficial owner will fall to the Exchange member and the introducing broker. Applicants, of course, cannot ensure that the Exchange member or broker will deliver a prospectus as required. Because not doing so, however, will result in a violation of the federal securities laws, Applicants believe that it is reasonable for them to rely on the Exchange member and broker to deliver the requisite prospectus.24
     Applicants recognize that, pursuant to the requested order, the prospectus of each Fund would need to disclose the existence, substance and effect of the order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.
     The prospectus and SAI for each Fund will include all required information concerning each applicable Sub-Adviser. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Sub-Adviser(s). If a new Sub-Adviser is retained, or an existing Sub-Advisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act, or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Sub-Advisers. The Funds will also disclose these changes on the Website. Furthermore, the Funds will furnish to shareholders, within 90 days of the date that a Sub-Adviser is appointed, all of the information that would have been provided in a proxy statement (“Information Statement”).25 The information provided in the Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C under the 1934 Act, as well as the requirements of Schedule 14A under the 1934 Act.
     In order to deliver an Information Statement to beneficial owners of Shares, Applicants would expect to rely on the same processes currently used by traditional open-end funds that are not directly sold and by ETFs, which processes are implicitly accepted by the Commission, to deliver proxy statements to shareholders. Certain of the Applicants have employed such processes to conduct a proxy solicitation26 and also understand that certain other ETFs have similarly employed such processes to conduct a proxy solicitation.27 As part of such processes, a Fund:

[24]	Applicants understand that, due to the requirement that a prospectus precede or accompany the investment, it is a standard practice among brokers to send a prospectus with every trade confirmation.

[25]	Applicants would also post the Information Statement on the Website.

[26]	See SEC Accession No. 0000950123-10-004105 (2010 proxy solicitation by SPDR Series Trust and SPDR Index Shares Funds to, among other matters, elect a board of trustees).

[27]	See SEC Accession No. 0000891554-01-505661 (2001 proxy solicitation by iShares Trust to elect board of trustees), SEC Accession No. 0001193125-05-114026 (2005 proxy solicitation by iShares Trust and iShares, Inc. to, among other things, approve advisory agreement of ETFs)

would (i) send the Information Statement to DTC with a reference to the CUSIP number to which it pertained. DTC, in turn, would electronically send a notice of the Information Statement to record holders of the Fund (“Holders”) on its Participant Terminal Service and request from such Holders the number of Information Statements required for delivery to beneficial owners; and/or (ii) enlist the services of a firm such as Broadridge Financial Solutions, Inc. (formerly known as ADP) (“Broadridge”) and provide Broadridge with copies of the Information Statement. Holders could then opt either to receive Information Statements from the Fund for direct mailing to beneficial owners or to provide Broadridge with mailing information or account identifiers (through which Broadridge could retrieve mailing information) for beneficial owners. To the extent that a Holder opted to receive Information Statements for mailing to beneficial owners, the responsibility for completing such mailing would fall to the Holder. To the extent that a Holder opted to provide mailing information or account identifiers to Broadridge, the responsibility for carrying out such mailing would fall to Broadridge.
          c. Consistent with the Policy and Provisions of the 1940 Act
     Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.
     Except with respect to the new Funds which may be offered in the future, each Fund’s Investment Advisory Agreement and Sub-Advisory Agreement, if applicable, have received shareholder approval. With respect to the Funds, if the Adviser determines to utilize the Manager of Managers Structure for a Fund, shareholder approval of the Sub-Advisory Agreement will first be obtained. The prospectus of each Fund utilizing the Manager of Managers Structure will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Sub-Advisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the Board their hiring, termination and replacement. In a and SEC Accession No. 0001193125-09-185679 (2009 proxy solicitation by iShares Trust and iShares, Inc. to, among other matters, approve advisory agreement of ETFs).

traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Sub-Adviser is appointed or a material amendment is made to a Sub-Advisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may sell his or her Shares.
B. Disclosure of Sub-Advisers’ Fees
          1. Applicable Law
     Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its SAI the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.” Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.
     Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.
     Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.
     For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Fund to disclose (as a dollar amount and a percentage of a Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Fund that employs an Affiliated Sub-Adviser, the Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.
          2. Discussion
     Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (i) the Adviser will operate the Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (iii) Applicants would consent to a number of conditions that adequately address disclosure concerns.
     As noted above, the Adviser intends to operate the Funds utilizing the Manager of Managers Structure in a manner different from a traditional investment company. By investing in a Fund, shareholders are hiring the Adviser to manage the Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Fund.28 Pursuant to the relevant Sub-Advisory Agreement, the Adviser may compensate a Sub-Adviser or may have the Fund compensate the Sub-Adviser directly and reduce the amount of advisory fees it owes the Adviser by the amount of sub-advisory fees it has paid to the Sub-Adviser. Disclosure of the individual fees that the Adviser or Fund would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the relevant Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.29

[28]	Calculated as described in Section II.B. above.

[29]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAI, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Fund, the SAI will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers,

     The requested relief would benefit shareholders of the Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.
C. Precedent
     Applicants are aware of two other ETF complexes that have previously sought or obtained similar exemptions. See WisdomTree Asset Management, Inc. and WisdomTree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sep. 8, 2010) (order) and Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Act Release Nos. 28900 (Sep.14, 2009) (notice) and 28944 (Oct. 8, 2009) (order) (“Grail”).
     Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission to mutual funds that do not operate as ETFs. See, e.g., Simple Alternatives, LLC and The RBB Fund, Inc., Investment Company Act Rel. Nos. 29616 (Mar. 24, 2011) (notice) and 29629 (Apr. 19, 2011) (order) (“Simple Alternatives”); Highland Capital Management, L.P. and Highland Funds I, Investment Company Act Rel. Nos. 29445 (Sep. 27, 2010) (notice) and 29488 (Oct. 26, 2010) (order) (“Highland”); Northern Lights Fund Trust, et al., Investment Company Release Nos. 29208 (Apr. 16, 2010) (notice) and 29267 (May 12, 2010) (order) (“Northern Lights”); Lincoln Investment Advisors Corporation, et al., Investment Company Release Nos. 29170 (Mar. 9, 2010) (notice) and 29197 (Mar. 31, 2010) (order) (“Lincoln”); Cash Account Trust, et al., Investment Company Release Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order) (“Cash Account”); Strategic Funds, Inc., et al., Investment Company Release Nos. 29064 (Nov. 30, 2009) (notice) and 29097 (Dec. 23, 2009) (order) (“Strategic”); Members Mutual Funds, et al., Investment Company Release Nos. 29062 (Nov. 23, 2009) (notice) and 29096 (Dec. 22, 2009) (order); CLS Investments, LLC and AdvisorOne Funds, Investment Company Act Release Nos. 28894 (Aug. 31, 2009) (notice)
Applicants state that with respect to each Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

and 28932 (Sep. 28, 2009) (order); Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (Sep. 3, 2008) (notice) and 28410 (Sep. 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sep. 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Investment Company Act Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sep. 26, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order); MGI Funds, Investment Company Act Release Nos. 27173 (Dec. 1, 2005) (notice) and 27200 (Dec. 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sep. 8, 2005) (notice) and 27106 (Sep. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sep. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).

     Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants including, among others, Grail, Simple Alternatives, Highland, Northern Lights, Lincoln, Cash Account and Strategic.
IV. CONDITIONS FOR RELIEF
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
A. Manager of Managers Relief
     1. Before a Fund may rely on the order requested in this Application, the operation of the Fund in the manner described in this Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering the Fund’s shares to the public.
     2. The prospectus for each Fund relying on the order requested in this Application will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the Manager of Managers Structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.
     3. Within ninety days of the hiring of a new Sub-Adviser, shareholders of the affected Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, each affected Fund will provide its shareholders, within ninety days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.
     4. The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

     5. At all times, at least a majority of the Board will be Independent Trustees and the nomination of new or additional Independent Trustees will be at the discretion of the then-existing Independent Trustees.
     6. Whenever a Sub-Adviser change is proposed for a Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of such Fund and its shareholders and does not involve a conflict of interest from which the Adviser or an Affiliated Sub-Adviser derives an inappropriate advantage.
     7. The Adviser will provide general management services to each Fund that is sub-advised, including overall supervisory responsibility for the general management and investment of the Fund’s assets and, subject to review and approval by the Board, will: (i) set the Fund’s overall investment strategies; (ii) evaluate, select and recommend Sub-Advisers to provide purchase and sale recommendations to the Adviser or investment advice to all or a portion of the Fund’s assets; (iii) allocate and, when appropriate, reallocate the Fund’s assets among multiple Sub-Advisers; (iv) monitor and evaluate the Sub-Advisers’ performance; and (v) implement procedures reasonably designed to ensure that Sub-Adviser(s) comply with the relevant Fund’s investment objectives, policies and restrictions.
     8. No Trustee or officer of a Fund that is sub-advised or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.
     9. In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in this Application, the requested order, other than the Fee Disclosure Relief, will expire on the effective date of that rule.
B. Fee Disclosure Relief
     1. Each Fund relying on the order requested in this Application will disclose in its registration statement the Aggregate Fee Disclosure.

     2. Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, has been and will continue to be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.
     3. The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis for each Fund relying on the order requested in this Application. The information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.
     4. Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
V. PROCEDURAL MATTERS
     Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application’s facing page. Also, Applicants have attached as an exhibit to the Application the required verification.
     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. James E. Ross is authorized to sign and file this document on behalf of the Adviser pursuant to board resolution. James E. Ross is authorized to sign and file this document on behalf of the Trusts pursuant to board resolution.
     In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested order without holding a hearing.
VI. CONCLUSION
     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.
{Signature Page Follows}

By:	SSGA FUNDS MANAGEMENT, INC.	SSGA MASTER TRUST

	/s/ James Ross	/s/ James Ross

	James Ross	James Ross
	President	President

	SPDR SERIES TRUST	SSGA ACTIVE ETF TRUST

	/s/ James Ross	/s/ James Ross

	James Ross	James Ross
	President	President

SPDR INDEX SHARES FUNDS

/s/ James Ross

James Ross
President
Dated as of: September 16, 2011

Verification

Commonwealth of Massachusetts	)
)ss:
County of Suffolk	)
     The undersigned states that he has duly executed the attached Application dated September 16, 2011 for and on behalf of SSGA FUNDS MANAGEMENT, INC., SPDR SERIES TRUST, SPDR INDEX SHARES FUNDS, SSGA MASTER TRUST and SSGA ACTIVE ETF TRUST; that he is a President of each such company; and that all actions by directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Ross
James Ross

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